Exhibit 99-2

Names and Addresses of Additional Reporting Persons:

Charles B. Johnson
Franklin Templeton Investments
300 S.E. 2nd Street
Fort Lauderdale, FL 33301-1923

Rupert H. Johnson, Jr.
Franklin Templeton Investments
One Franklin Parkway
San Mateo, CA 94403-1906

Franklin Advisers, Inc.
One Franklin Parkway
San Mateo, CA  94403 1906


Franklin Custodian Funds on behalf of Franklin Income Fund

By:  Lori A. Weber, Vice President
and Assistant Secretary, Franklin Custodian Funds